LIMITED POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Kara N. Sweeney, Stephanie J, Shurtleff, and Christopher M. McBrady, or any of them, acting singly, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place, and stead of the undersigned to:

(1)   Prepare, execute, acknowledge, deliver, and file for and on behalf of Robert L. Mercer (the "Principal") a Form ID with the United States Securities and Exchange Commission ("SEC"), and make application for, update, renew, and revise all necessary forms, filings, and certifications to obtain for and on behalf of Principal a CCC code, CIK Code, any other filing codes or identifiers, passwords, passcodes, and all other access credentials to establish an account for the Principal on the SEC's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") filer management system, or any successor or replacement thereto, and on any other securities form filing system established and maintained by the SEC;

(2)   be appointed and to act as an account administrator, as defined in Regulation S-T under the Securities Act of 1933, as amended (the "Securities Act") and Form ID, for the Principal's EDGAR account, and in such capacity to modify, update, renew, and revise the Principal's information, settings, appointments, authorizations, and all other information contained therein, and to take any other actions with respect to the Principal's EDGAR account and filings made thereon as are within the authority of an account administrator, in each case as deemed necessary or desirable;

(3)   prepare, execute, acknowledge, deliver and file for and on behalf of the Principal Schedules 13D, Schedules 13G, and any other Forms and Schedules (including any amendments thereto) with the SEC, with any national securities exchanges, and with any state securities commission or bureau, as considered necessary or advisable under (a) Sections 3 and 4 of the Securities Act and the rules and regulations promulgated thereunder, (b) the Securities Exchange Act of 1934 ("Exchange Act") and the rules and regulations promulgated thereunder, and (c) applicable state securities laws and regulations, in each case as amended, supplemented or superseded from time to time;

(4)   seek and/or obtain, as the undersigned's representative and on the undersigned's behalf, information on the Principal's holdings of any securities and any transactions in the Principal's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

(5)   perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)   this Limited Power of Attorney authorizes, but does not require, such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)   any documents prepared and/or executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or advisable;

(3)   the foregoing attorneys-in-fact, in serving in such capacity at the request and on the behalf of the undersigned, do not assume (i) the undersigned's or Principal's responsibility to comply with the requirements of the Securities Act and the rules and regulations promulgated thereunder, (ii) the undersigned's or Principal's responsibility to comply with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iii) any liability of the undersigned or Principal for any failure to comply with the requirements set forth in (i) and (ii), or (iv) any obligation or liability of the undersigned for profit disgorgement under Exchange Act; and

(4)   this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Securities Act and Exchange Act, including without limitation the anti-fraud restrictions of Section 11 of the Securities Act, Section 10b of the Exchange Act, and the pertinent regulations thereunder.

        The undersigned hereby gives and grants the foregoing attorney-in-fact, or any of them, full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

        This Limited Power of Attorney shall remain full force and effect until revoked by the undersigned in a signed writing delivered to such attorney-in-fact.

        IN WITNESS WHEREOF, the undersigned has executed this Limited Power of Attorney as of this 30th day of July, 2025.

                                                            /s/ Robert L. Mercer
                                                            Robert L. Mercer